

Pier Paolo Colonnello

Founder en Wild Brands

Chile

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 Wild Brands

Pontificia Universidad Católica de Chile

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500+ connections

Experience



Founder
Wild Brands
Feb 2012 – Present · 6 yrs 11 mos

Co-Fundador - Director
Wild Foods Latam
Aug 2015 – Present · 3 yrs 5 mos
Provincia de Santiago, Chile

Fundador - Gerente General
Sikerei Brands&Products
Apr 2011 – Present · 7 yrs 9 mos



Co-Fundador, Gerente Comercial
Desert Point Technologies
Apr 2013 – Jan 2014 · 10 mos



Productor Ejecutivo
Lobster Phone Ltda
Apr 2011 – Jan 2014 · 2 yrs 10 mos
Santiago Chile

Realización de la pelicula "Another Day in Paradise". Estrenada en Sanfic 2014
www.otrodiaenelparaiso.com

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Education

Pontificia Universidad Católica de Chile
Ingeniero Comercial, Administracion de empresas
2005 – 2010

Skills & Endorsements

English   3
Sofía Marfan R. and 2 connections have given endorsements for this skill

Microsoft Office   3
Isadora Morrison Holzel and 2 connections have given endorsements for this skill

Spanish   2
Sofía Marfan R. and 1 connection have given endorsements for this skill

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Recommendations

Received (0)   Given (1)

Tomás Sánchez Valenzuela
Director at Accenture Digital Chile
July 19, 2013, Pier Paolo reported directly to Tomás

Tomas has a unique, revolutionary approach to corporate innovation. He thinks outside the box and is great fun to work with.



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